CUSIP No. 54267E 104	SCHEDULE 13D	Page 10 of 10 Pages

EXHIBIT 5

JOINT FILING AGREEMENT

AGREEMENT dated as of December 21, 2015, between Eric J. Watson and Cullen Inc Holdings Ltd. (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, $.0001 par value per share, of Long Island Iced Tea Corp. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: December 21, 2015

/s/ Eric J. Watson
Eric J. Watson

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
Name: Eric J. Watson
Title: Director